

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 11, 2014

<u>Via U.S. Mail</u>
Mr. William Reed McKay
Chief Executive Officer
Trans-Pacific Aerospace Company, Inc.
2975 Huntington Drive, Suite 107
San Marino, California 91108

> **Re:** **Trans-Pacific Aerospace Company, Inc.**
> **Form 8-K**
> **Filed April 25, 2014**
> **File No. 333-148447**

Dear Mr. McKay:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Ethan Horowitz

     Ethan Horowitz
     Branch Chief